

July 11, 2011

Via E-mail
Mr. Brian Neill
Chief Financial Officer
Medical Connections Holdings, Inc.
4800 T-Rex Avenue, Suite 310
Boca Raton, FL 33431

      RE: **Medical Connections Holdings, Inc.**
               Form 8-K for the period ended June 30, 2011
               Filed July 5, 2011
               File No. 333-72376

Dear Mr. Neill:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ William H. Demarest IV

                                  William H. Demarest IV
                                  Accountant